UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

BridgeBio Pharma, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

10806X 102

(CUSIP number)

12/31/2022

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Continued on the following pages)

SCHEDULE 13G

CUSIP No. 10806X 102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS NEIL KUMAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,215,500
	6	SHARED VOTING POWER 2,608,408
	7	SOLE DISPOSITIVE POWER 7,215,500
	8	SHARED DISPOSITIVE POWER 2,608,408

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,823,908 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.42%(2)
12	TYPE OF REPORTING PERSON* IN

(1)

Consists of (i) 4,813,197 shares of Common Stock held directly by Dr. Kumar, (ii) 2,333,597 shares of Common Stock issuable to Dr. Kumar upon the exercise of stock options exercisable within 60 days of December 31, 2022, (iii) 68,706 shares of Common Stock issuable to Dr. Kumar upon the vesting and settlement of restricted stock units within 60 days of December 31, 2022, (iv) 1,612,722 shares of Common Stock held by the Kumar Haldea Revocable Trust, of which Dr. Kumar is a co-trustee and (v) 995,686 shares of Common Stock held by the Kumar Haldea Family Irrevocable Trust, of which Dr. Kumar is a co-trustee.

(2)

Percentage ownership is based on (i) 150,625,572 shares of Common Stock outstanding as of December 31, 2022, (ii) 2,333,597 shares of Common Stock underlying stock options held by Dr. Kumar that are exercisable within 60 days of December 31, 2022 and are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i) and (iii) 68,706 shares of Common Stock underlying restricted stock units held by Dr. Kumar that are subject to vesting and settlement within 60 days of December 31, 2022 and are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

Item 1

(a)	Name of Issuer:

BridgeBio Pharma, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3160 Porter Dr., Suite 250, Palo Alto, CA 94304

Item 2

(a)	Name of Person Filing:

Neil Kumar

(b)	Address of Principal Business Office or, if None, Residence:

3160 Porter Dr., Suite 250, Palo Alto, CA 94304

(c)	Citizenship:

U.S.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e) CUSIP Number:

10806X 102

Item 3 If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4 Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned: 9,823,908 shares of Common Stock, which represents (i) 4,813,197 shares held of record by Neil Kumar, (ii) 2,333,597 shares of Common Stock issuable to Dr. Kumar upon the exercise of stock options exercisable within 60 days of December 31, 2022, (iii) 68,706 shares of Common Stock issuable to Dr. Kumar upon the vesting and settlement of restricted stock units within 60 days of December 31, 2022, (iv) 995,686 shares held of record by the Kumar Haldea Family Irrevocable Trust and (v) 1,612,722 shares held of record by the Kumar Haldea Revocable Trust.

(b)	Percent of Class: 6.42%

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,215,500

(ii)	Shared power to vote or to direct the vote: 2,608,408

(iii)	Sole power to dispose or to direct the disposition of: 7,215,500

(iv)	Shared power to dispose or to direct the disposition of: 2,608,408

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6	Ownership of More than Five Percent on behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

NEIL KUMAR

By:	/s/ Neil Kumar